11-170

Form G-FIN

03053862

OMB# 1557-0184
EXPIRES
11/30/2003

SECURITIES AND EXCHANGE COMMISSION
RECEIVED
AUG 14 2003
DIVISION OF MARKET REGULATION

Notice of Government Securities Broker or Government Securities Dealer Activities

To Be Filed by a Financial Institution Under Section 15C(a)(1)(B) Of the Securities Exchange Act of 1934

1. Appropriate regulatory agency (check one):
   - A. [X] Comptroller of the Currency
   - B. [ ] Board of Governors of the Federal Reserve System
   - C. [ ] Federal Deposit Insurance Corporation
   - D. [ ] Office of Thrift Supervision
   - E. [ ] Securities and Exchange Commission

RECEIVED
AUG 8 2003
Treasury & Market Risk

2. Filing status of notice (check as applicable):
   - A. [ ] Government Securities Broker
   - B. [ ] Government Securities Dealer
   - C. [X] Government Securities Broker & Dealer

3. Filing status of notice (check as applicable):
   - D. [ ] Notice
   - E. [X] Amendment

4. A. Full name of the Financial Institution:

   Bank of Oklahoma N.A.

   B. Address of principal office of Financial Institution:

   Bank of Oklahoma Tower, One Williams Center, 9th Fl., Tulsa OK 74192

   C. Address of principal office where government securities broker or government securities dealer activities will be conducted (if different than item (B)):

   Same as item (B)

   D. Mailing address if different from (B) or (C):

   P.O. Box 2300, 9NE, Tulsa, OK 74192

   E. Name, title and telephone number of contact person with respect to this notice:

Name	Title	Telephone
Brett A. Dean	Senior Vice President	405/272-2261

5. Does the Financial Institution conduct, or will it conduct, government securities broker or government securities dealer activities at any location other than given in Question 4 above? A. X Yes B. ___ No
   (If yes, provide addresses and describe activities.)

Bank of Oklahoma, N.A.
201 Robert S. Kerr Ave. 4th Fl.
Oklahoma City, OK 73102

Bank of Oklahoma N.A.
4200 Rodney Parham Rd., #215
Little Rock, Ar 75225

Bank of Oklahoma N.A.
3500 N. College
Fayetteville, AR 73702

Bank of Oklahoma N.A.
5320 Bellaire Blvd.
Bellaire, TX 77401

Bank of Oklahoma N.A.
15220 W. 87th Pkwy.
Lenexa, KS 66219

Bank of Oklahoma, N.A.
7600 W. Northwest Hwy.
Dallas, Tx 75225

PROCESSED
AUG 26 2003
THOMSON FINANCIAL

6. Furnish the name and title of each person who is directly engaged in the management, direction or supervision of any of the financial institution's government securities broker or government securities dealer activities:

Full Name

SEE ATTACHMENT

Last	First	Middle	Title
Last	First	Middle	Title
Last	First	Middle	Title
Last	First	Middle	Title
Last	First	Middle	Title

Note: Attach a separate Form G-Fin-4 (or, if previously filed, a copy of Form MSD-4 or Form U-4) for each person named in response to Item 6.

7. Has any "associated person" (see definition in paragraph A.7. of the Instructions) responded "yes" to any question in Item 17 of Form G-Fin-4, or "yes" to one or more questions in Items 20 through 25 of Form MSD-4 or Item 22 on Form U-4? A. ☐ Yes B. ☒ No

(If yes, attach a copy of Form G-FIN-4, Form MSD-4, or Form U-4 for all such persons with this Notice).

Note: The financial institution and the person executing this form are responsible for making an inquiry of all other employers of any associated person during the immediately preceding three years for the purpose of verifying the accuracy of the information furnished on Form G-FIN-4. (See 17 C.F.R. 400.4(c). Similar requirements are applicable to Form MSD-4 and Form U-4.)

8. **The financial institution submitting this notice and the person executing it represent that all of the information contained herein is true, current and complete.**

Please print name and title of person executing this notice:

Tally Ferguson — Senior Vice President Securities & Market Risk Analysis

First Middle Last Title

[signature] 6/20/03

Manual Signature Date

ATTACHMENT TO G-FIN

ITEM #6

June, 2003

Grauer, Scott Bradley	President and CEO
Dean, Brett Alan	Senior Vice President
Coffman, John Malone	Vice President
Watson, Merideth Glen	Vice President
Robb, Arthur Donald	Vice President
Nichols, Stephen Wayne	Senior Vice President
Spangler, James Harold	Vice President
Phelps, Daniel Eugene	Vice President
Vincent II, Tommy Carlton	Vice President
Baer, Darel Andrew	Senior Vice President
Brown, Hal Jerome	Senior Vice President